FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of the Securities Exchange Act of 1934

For the Month of November 2006

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached hereto is Registrant’s press release dated November 1, 2006 announcing that Portugal Telecom has selected Registrant’s SkyEdge broadband satellite network for public telephony and enterprise data applications.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated November 1, 2006

Portugal Telecom selects Gilat’s SkyEdge broadband satellite network for public telephony and enterprise data applications

Petah Tikva, Israel, November 1, 2006 – Gilat Satellite Networks Ltd. (Nasdaq: GILT) today announced that Portugal Telecom Group (PT) has selected Gilat’s SkyEdge broadband satellite hub equipment and nearly 1,000 VSATs to serve its rural subscribers and enterprise customers.

PT is a global telecom operator serving Portugal, Brazil, Africa and many other important international markets. To meet Universal Service Obligation (USO) requirements, PT will deploy SkyEdge VSATs at remote community centers in southern Portugal’s Algarve region to provide citizens with telephony, fax and Internet access.

PT also plans to be a Cisco Certified Hub Operator (CHO), which will enable PT to provide satellite services for the Cisco VSAT NM with the SkyEdge hub in its service markets. The Cisco VSAT NM, which plugs in directly to the network module slot, adds two-way satellite connectivity for Cisco’s Integrated Service Routers. PT will then be able to provide Cisco customers using Integrated Service Routers with broadband satellite networking solutions for business continuity and backup, emergency and disaster recovery, video and content distribution and primary connectivity in rural and remote locations.

Aharon Fuchs, Gilat’s Associate Vice President of Sales for Europe said, “With its global presence, PT has a tremendous amount of experience supporting a diversity of applications in a wide range of markets. Their selection of SkyEdge demonstrates the appeal of the platform’s advantages, versatility and low total cost of ownership. It is gratifying to know that PT’s implementation of this network will improve the quality of life for rural Portuguese citizens.”

Gilat’s SkyEdge is a satellite communications platform that delivers high-end voice, data and video services over a single, powerful system. It represents Gilat’s deep knowledge base and field-proven product offering, acquired through nearly two decades of experience. SkyEdge’s flexible architecture and efficient space segment utilization make it an ideal platform for operators and service providers.

About The Portugal Telecom Group

Portugal Telecom is the leading telecommunications and multimedia services provider in Portugal, offering a full range of mobile services, multimedia services (such as, pay TV, Internet access and portal services), data and business solutions (such as, data communications, business-to-business e-commerce and data and networking solutions), and wire line telephone services for retail and wholesale customers. Internationally, Portugal Telecom is particularly focused on Brazil, where the Company jointly controls Vivo, the largest mobile operator in Brazil, with a potential market of more than 140 million people. For more information, please visit www.telecom.pt

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., which provides managed services in North America for businesses and governments through its Connexstar service brand and for consumers through its StarBand service brand; (iii) Spacenet Rural Communications, which offers rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 600,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 14 local offices and three service facilities worldwide. Gilat markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets numerous other legacy products.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Shira Gafni, Director of Corporate Marketing
Tel. + 972-3-925-2406; shirag@gilat.com